Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

Telephone: (212) 248-3140

Facsimile: (212) 248-3141

www.faegredrinker.com

June 24, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Seamus O’Brien

Re:      Calamos Aksia Private Equity & Alternatives Fund

(File Nos. 811-24034; 333-283688); Response to Comments on N-2/A

Ladies and Gentlemen:

This letter responds to the Staff’s disclosure (“Disclosure Comments”) and accounting comments (“Accounting Comments”) provided via telephone on June 16, 2025 in connection with your review of the Fund’s registration statement (“Registration Statement”) filed on Form N-2 pursuant to the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”) to register securities of Calamos Aksia Private Equity & Alternatives Fund (the “Fund” or the “Registrant”) under the Securities Act. The changes to the Fund's disclosure discussed below are reflected in pre-effective amendment No. 2 to the Fund's registration statement.

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Disclosure Comments

1.	Comment: We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, action or absence of action by the staff.

Response: The Fund acknowledges and understands the Staff’s comment.

2.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response: The Fund acknowledges and understands the Staff’s comment.

3.	Comment: Please provide your response to the Staff’s comments on Edgar. Please also send notice of the filing by email to obriensea@sec.gov and include a redline copy showing changes from the most recent N-2/A.

Response: The Fund acknowledges and understands the Staff’s comment.

4.	Comment: Disclosure on page iv states “A significant portion of the Fund’s underlying investments are expected to be illiquid, and this may limit the number of Shares available for repurchase.” Please briefly address on the cover page the risks of investing in private funds including risks related to illiquidity, indirect fees, valuation, limited operating histories, limited information regarding underlying investments, and include a cross-reference to risk disclosure on private fund investments. Please also move the disclosure that states “Investing in shares involves a high degree of risk” to a separate bullet point and add that “Only investors that can tolerate a high degree of risk and potential for loss should invest in the Fund.”

Response: The Fund has revised its disclosure as noted.

5.	Comment: On page iv, following the disclosure that states “See “Types of Investments and Related Risks” beginning on page 28 of this prospectus and “Types of Investments and Related Risks - Use of Leverage: Risk of Borrowing by the Fund” beginning on page 30 of this prospectus.” Add a cross-reference to Types of Investments and Related Risks - Closed-end Interval Fund; Liquidity beginning on page 27 of this prospectus; Types of Investments and Related Risks - Repurchase Offers beginning on page 32 of this prospectus; and Conflicts of Interest beginning on page 68 of this prospectus.

Response: The Fund has added the requested cross-references.

6.	Comment: Disclosure on page 9 provides information on the Fund’s investment management fee. The summary does not discuss the costs of the Fund’s investments in private equity and alternative investments, which may be significant. Please add disclosure in an appropriate location in the summary section.

Response: The Fund has added the requested disclosure.

7.	Comment: On page 14 in the section entitled “Valuations,” please address how the Fund values its private fund valuations. For example, fair value and the impact limited information from the private funds may play in such valuation. In other words, could such limited information impact the Fund’s ability to accurately value these investments? Please also cross reference to relevant risk disclosure in the prospectus.

Response: The Fund has added the requested disclosure.

8.	Comment: On page 15, in the section entitled “Risk Factors,” please add cross-references to Types of Investments and Related Risks - Closed-end Interval Fund; Liquidity beginning on page 27 of this prospectus; Types of Investments and Related Risks - Repurchase Offers beginning on page 32 of this prospectus; and Conflicts of Interest beginning on page 68 of this prospectus.

Response: The Fund has added the noted cross-references.

9.	Comment: In connection with disclosure on page 22 in the section entitled “Investment Objective, Opportunities and Strategies,” supplementally confirm the Fund will disclose the cost of each private equity asset within the Schedule of Investments as required by 12-12 of Regulation S-X.

Response: The Fund confirms that it will disclose the cost of each private equity asset within the Schedule of Investments as required by 12-12 of Regulation S-X

10.	Comment: In connection with disclosure on page 23 under the section entitled “Secondary Investments,” supplementally explain how the Fund intends to purchase and sell investments in private secondary markets. Specifically highlight if there are bid/asks associated with particular investments and describe the availability and frequency of such price information. Please also disclose the mechanics of secondary market investments, including any consents or other considerations that may impact the Fund’s ability to acquire or dispose of such investments.

Response: The Registrant advises the staff that the Fund generally acquires and disposes of Secondary Investments in privately negotiated transactions. The Registrant directs the staff to the disclosures under the headings “Additional Risks Pertaining to Secondary and Co-Investments– Purchases of Secondary Investments Based on Available Information” and “Additional Risks Pertaining to Secondary and Co-Investments – Secondary Investments – Admission as a Partner” for disclosure relating to the availability of purchase information, consents and other considerations that may impact the Fund’s ability to acquire or dispose of such investments. The Registrant will add an appropriate cross reference to the disclosure on page 23.

11.	Comment: On page 23, we note the following disclosure: “Secondary investments are generally negotiated sales and may be purchased at a discount.” If the secondary investments acquired at a discount may result in unrealized gains at the time the Fund next calculates net asset value (“NAV”), in an appropriate location in the prospectus, explain in plain English (a) how secondary investments acquired at a discount may result in unrealized gains at the fund’s next NAV calculation, (b) the impact of these unrealized gains on the Fund’s NAV and investment performance, (c) any attendant risks through the markup to NAV, and (d) any tax impact to shareholders.

Response: The Fund has added the following disclosure, as a new sub-section entitled “Secondary Investments Purchased at a Negotiated Discount” under “Types of Investments and Related Risks - The Fund’s Investments, Investment Activities and Related Risks.”

Secondary Investments Purchased at a Negotiated Discount

Secondary Investments purchased at a discount will be marked up to the most recent NAV reported by the applicable third-party fund manager when the Fund next determines its NAV, resulting in an unrealized gain. Such unrealized gains will increase the Fund’s NAV and performance by the difference between the most recent NAV reported by the third-party fund manager and the negotiated purchase price. Risks associated with the third-party fund manager’s reported valuations are included in “Types of Investments and Related Risks - Special Risks of Investing in Private Equity Investments; Reliance on Underlying Managers” beginning on page 45 of this prospectus. To the extent any gains on the Secondary Investment, including the gains resulting from negotiated purchases at a discount, are realized, the tax impact to shareholders is disclosed in “Tax Aspects” beginning on page 76 of this prospectus.

12.	Comment: On page 29, in the section entitled “Liquidity and Valuation,” please revise so that the risk factor also clearly and plainly covers the following points: (a) the Advisor fair values the Fund’s private equity investments based on valuations provided by the managers of the private equity investments, which valuations may also be based on fair valuation procedures; and (b) the fair values of private equity assets are subject to adjustment or revisions if the Fund’s NAV is adjusted after a shareholder has received their shares upon purchase or received repurchase proceeds in a repurchase offer, the adjustment will not, in most cases, result in an adjustment to the number of shares received by the shareholder in a purchase, or a shareholder’s repurchase proceeds in a repurchase offer.

Response: The Fund has added the requested disclosure.

13.	Comment: Disclosure on page 34, under the section entitled “Difficulty Meeting RIC Status Requirements Because of Private Equity Investments,” states the following “The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous.” Provide more information on the circumstances under which the Advisor may sell Fund assets and how the Advisor will determine which and how many assets to sell. To the extent the Fund’s selling activity may impact prices available in secondary markets, cause the Fund to realize losses on the sale, or to mark down investments not sold, please revise the disclosure accordingly.

Response: The Fund has revised the above referenced disclosure as follows (deleted language is ~~struck through~~, new language bolded): “Moreover, because the Fund’s allocable portion of a Private Equity Fund’s taxable income will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain its qualification as a RIC under the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for the ~~this~~ purpose of raising the cash necessary to meet the annual distribution requirement to maintain the Fund’s qualification as a RIC under the Code. If the Fund has to sell investments for this purpose, it will generally seek to sell more liquid investments first. If the Fund is not able to obtain cash from other sources, the Fund may fail to maintain its RIC tax status and, thus, become subject to corporate-level income tax.”

14.	Comment: Disclosure on page 66, under the section entitled “Determination of Net Asset Value” includes the following disclosure: “The Fund's investment portfolio is valued at least each quarter, in accordance with the Valuation Policies and Valuation Procedures.” It appears the Fund strikes NAV daily. Please delete this sentence.

Response: The Fund has deleted the noted sentence.

15.	Comment: Disclosure on page 66 states the following: “The Fund accounts for its investments in accordance with GAAP, and fair values its investment portfolio in accordance with the provisions of the FASB ASC Topic 820 Fair Value Measurements and Disclosures of the Financial Accounting Standards Board's Accounting Standards Codification, as amended ("ASC 820"), which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements.” When determining fair value for private equity funds, the Advisor appears to use NAV as a practical expedient in accordance with ASC 820. In an appropriate location in the prospectus, please discuss how often the Advisor will receive information related to the assets’ NAV and describe the type of information the Advisor expects to receive, for example, capital statement or annual report. If there are assets for which NAV as a practical expedient is not utilized, please additionally describe how the Fund will calibrate to observable market data, including any private secondary information.

Response: The Fund has added the following disclosure (new language bolded) on page 68 of the prospectus in the section “Determination of Net Asset Value.”

Primary and secondary investments in private markets funds are generally valued based on the latest net asset value reported by the third-party fund manager through capital account statements, financial statements, or other statements. Such statements may be provided by the third-party fund manager monthly, quarterly, or at another frequency. For primary and secondary investments where NAV as a practical expedient is not available to be utilized, the Fund will follow established procedures related to valuing Level 3 investments.

16.	Comment: Disclosure on page 68 states the following: “The Advisor seeks to evaluate on a daily basis material information about the Fund’s portfolio companies; however, for the reasons noted herein, the Advisor will not be able to acquire and/or evaluate properly such information on a daily basis. Due to these various factors, the Fund’s fair value determinations can cause the Fund’s NAV on a given day to materially understate or overstate the value of its investments. As a result, investors who purchase Shares may receive more or less Shares and investors who tender their Shares may receive more or less cash proceeds than they otherwise would receive.” The disclosure should also address adjustments or revisions to previously assigned values, for example, as a result of audit.

Response: The Fund has added the requested disclosure.

Accounting Comments

17.	Comment: In connection with disclosure on page 88, supplementally explain if secondary purchase transactions include a commitment for future capital calls by the private equity investments, or deferred payments on investments purchased.

Response: The Registrant supplementally advises the Staff that secondary purchases of Private Equity Funds generally require the Fund to assume the seller’s obligation to make remaining capital contributions.

18.	Comment: In connection with disclosure on page 88, supplementally describe, if for secondary transactions, certain parties may have a right of first refusal over a transaction. In such cases, describe the Fund’s accounting policy for recognizing such assets. Please cite to applicable U.S. GAAP.

Response: In accordance with ASC 946-320-25, the Fund will not recognize an asset, including secondary transactions, on its accounting records until after the transaction has been closed and completed including executed closing documentation. The transaction would not be closed or completed unless and until after any applicable parties have determined not to exercise a right of first refusal. If the potential right of first refusal is exercised and prohibits the closing and completion of the transaction the asset would not be recognized on the Fund’s accounting records as it would not have executed closing documentation.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (212) 248-3298, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Joshua Lindauer
Joshua Lindauer